Exhibit 99.1

Stock Symbol: SGF: TSX	November 14, 2005
SHORE GOLD INC.	Saskatoon, Saskatchewan

SHORE GOLD INC. ANNOUNCES THIRD QUARTER RESULTS

Shore Gold Inc. (“Shore”) reports that the unaudited results of Shore’s operations for the quarter ended September 30, 2005 have been filed and may be viewed at www.sedar.com. A summary of key financial and operating results for the quarter follows:

Highlights
-    Merger between Shore and Kensington Resources Ltd. (“Kensington”) announced on August 15, 2005 was completed October 28, 2005
-    Continuation of the $44 million, thirty-month, pre-feasibility study on the Star Kimberlite
-    Working capital of $143.6 million at September 30, 2005
-    Issued and outstanding shares of 100,950,891 at September 30, 2005
-    Announced the largest equity financing in the Company’s history subsequent to the quarter for gross proceeds of $120.1 million

Merger

On August 15, 2005, Shore and Kensington announced their intentions to merge. The proposed arrangement, which was finalized on October 28, 2005, created a consolidated company that has a significant interest in most of the currently known Fort à la Corne (“FALC”) kimberlites. Upon completion of the merger, the consolidated company holds a 100% interest in the Star Kimberlite, which has over 240 million tonnes of kimberlite grading 15.7 cpht plus a 42.245% interest in the FALC property. The FALC property is subject to a joint venture agreement between Shore’s wholly-owned subsidiary, Kensington (42.245%), De Beers Canada Exploration Inc. (42.245%), Cameco Corporation (“Cameco”)(5.51%), and UEM Inc. (“UEM”) (10%, carried). The merger was followed by a press release on October 31, 2005 announcing that Shore entered into a voting arrangement with Cameco and UEM relating to the FALC property. Pursuant to the agreement Cameco and UEM have agreed to vote with Shore on all operating decisions to be made by the participants in the FALC Joint Venture over a term up to seven years in duration in exchange for $10 million.

Pre-feasibility Program

During the third quarter Shore’s management was able to aggressively pursue its pre-feasibility study announced on May 19, 2005. At the end of the third quarter, Shore had made some significant progress with respect to this study. Mining to the end of the 3rd quarter totaled 12,453 tonnes of 15,000 tonnes budgeted for this aspect of the project. A total of 19,934 metres of core drilling had been completed of 21,000 metres budgeted for the original program. By mid-September, the first of two large diameter drills had been delivered and had begun drilling. The on-site processing plant was also recommissioned during the quarter and some 6,510 wet tonnes had been processed through the plant by the end of the quarter. Subsequent to the quarter, Shore announced the interception of a second kimberlite feeder pipe of the Cantuar Kimberlite, the earliest known kimberlite eruptive phase at the Star property.

The budgeted $44 million, thirty-month, pre-feasibility study will include the extraction of an additional 15,000 tonnes of kimberlite from the existing underground workings as well as 21,000 metres of PQ drilling from surface, followed by 17,000 metres of large diameter (1.2 metre) drilling. The large diameter drilling is estimated to produce an additional 10,000 tonnes of kimberlite. The aim of the pre-feasibility study is to define a National Instrument 43-101 compliant Mineral Reserve for the Star property and is the largest work program outlined for any of the Fort à la Corne kimberlites to date.

Financing

Almost immediately following the announcement that the merger between Shore and Kensington was completed, the Company announced it had entered into an agreement to complete another financing. The Company will issue 17,150,000 common shares from treasury, at a price of $7.00 per share for gross proceeds of $120.1 million. Newmont Mining Corporation of Canada Limited (“Newmont”) has agreed to subscribe for 6.84 million of the common shares under this offering resulting in Newmont maintaining its 9.9% interest of the issued and outstanding shares of Shore.

Quarter End Results

As at September 30, 2005, Shore’s cash balance, which included cash and short-term investments, totaled $147.0 million. Shore recorded a net loss of $1.2 million ($0.01 per share) for the quarter ended September 30, 2005, which compares with a net loss of $202,000 ($0.00 per share) for the quarter ended September 30, 2004. Operating expenses increased to $1.9 million compared to $227,000 for the quarters ended September 30, 2005 and 2004, respectively. The increase in expenses is predominately due to the fair-value of stock-based compensation expensed during the third quarter of 2005 compared to 2004. Interest from cash in short-term deposits generated $805,000 in revenue for the quarter and allowed the Company to generate positive cash flows from operations of $289,000. The Company also spent, during the quarter ended September 30, 2005, approximately $12.9 million on mineral properties for pre-feasibility study and merger costs while receiving approximately $17.4 million from the exercise of warrants and options.

Year to Date Results

Shore recorded a net loss of $2.9 million ($0.03 per share) for the nine-month period ended September 30, 2005, which compares with a net loss of $1.2 million ($0.02 per share) for the same period in 2004. Operating expenses increased to $4.8 million compared to $1.3 million for the nine-month period ended September 30, 2005 and 2004, respectively. The increase in expenses is predominately due to the fair-value of stock-based compensation expensed during the first three quarters of 2005 compared to 2004. During the first quarter of 2005 the Company completed the largest equity financing to date for gross proceeds of $116.6 million. Approximately $22.4 million was spent during the first 9 months of 2005 on the completion of the 25,000 tonne bulk sample, the commencement of the $44 million pre-feasibility program, and certain merger costs incurred prior to the end of the quarter. The completion of the bulk sample resulted in a diamond parcel totaling 4,049 carats from 27,837 dry tonnes of kimberlite. Diamond valuation, completed on the first 3,050 carats of this diamond parcel, reported a modeled value of US$135 per carat.

Selected financial highlights include:

	As at	As at
	September 30,	December 31,
Consolidated Balance Sheets	2005	2004
Current assets	$148.2 M	$29.6 M
Capital and other assets	58.1 M	33.9 M
Current liabilities	4.6 M	2.0 M
Share capital	208.5 M	69.3M
Contributed surplus	4.8 M	0.8 M
Deficit	11.6 M	8.7 M

	Three months	Three months	Nine months	Nine months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
Consolidated Statements of Loss	2005	2004	2005	2004
Interest Income	$0.8 M	$0.0 M	$1.9 M	$0.1 M
Operating Expenses	1.9 M	0.2 M	4.8 M	1.3 M
Loss for the period before other items	1.1 M	0.2 M	2.9 M	1.2 M
Net loss for the period	1.2 M	0.2 M	2.9 M	1.2 M
Loss per share	0.01	0.00	0.03	0.02

	Three months	Three months	Nine months	Nine months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
Consolidated Statements of Cash Flows	2005	2004	2005	2004
Cash flows from operating activities	$0.3 M	$(0.2) M	$0.1 M	$(1.0) M
Cash flows from investing activities	(11.0) M	(5.9) M	(20.6) M	(13.5) M
Cash flows from financing activities	17.4 M	30.2 M	138.9 M	41.3 M
Net increase in cash	6.7 M	24.1 M	118.3 M	26.7 M
Cash - beginning of period	140.3 M	7.0 M	28.7 M	4.4 M
Cash - end of period	147.0 M	31.1 M	147.0 M	31.1 M

Outlook

As at November 9, 2005, the Company had approximately $167.6 million in cash and cash equivalents. Once the financing that was announced on November 9, 2005 is completed, the Company is projected to have approximately $285 million at its disposal. The money will be used to complete the pre-feasibility study announced in May of 2005 that is estimated to cost $44 million and undertake further programs on the Star property once they are defined. The pre-feasibility study of the Star Kimberlite property will be conducted in order to determine the project viability under current economic conditions. This will entail the collection of additional exploration information, such as geological, geotechnical, geometallurgical, geochemical, assaying and other relevant information to delineate and define the Star Kimberlite, with a sufficient level of confidence, to estimate a Mineral Resource conforming to National Instrument 43-101 and Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") standards. The money will also be used to fund the exploration and development of the adjoining FALC Joint Venture.

The balance of cash and cash equivalents will be used to fund various other exploration activities, acquisition and exploration of additional diamond properties as opportunities warrant, merger costs and general corporate matters.

Caution Regarding Forward-looking Information

Some of the statements contained in this report are forward-looking statements, such as estimates that describe the Company’s future plans, objectives or goals. This includes words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events or conditions, by their very nature they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

For further information please contact:

Mr. Kenneth MacNeill	OR	Mr. Harvey Bay
Chief Executive Officer and President		Chief Financial Officer
300 - 224 4th Avenue South		300 - 224 4th Avenue South
Saskatoon, SK S7K 5M5		Saskatoon, SK S7K 5M5
PH: (306) 664-2202		PH: (306) 664-2202
FAX: (306) 664-7181		FAX: (306) 664-7181